SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. _____)

                         DUCK HEAD APPAREL COMPANY, INC.
                         -------------------------------
                            (Name of Subject Company)

                         DUCK HEAD APPAREL COMPANY, INC.
                         -------------------------------
                        (Name of Person Filing Statement)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   26410P 10 3
                                   -----------
                      (CUSIP Number of Class of Securities)

                               WILLIAM V. ROBERTI
                      CHIEF EXECUTIVE OFFICER AND PRESIDENT
                         DUCK HEAD APPAREL COMPANY, INC.
                         1020 BARROW INDUSTRIAL PARKWAY
                              WINDER, GEORGIA 30680
                                 (770) 867-3111
                     (Name, address and telephone number of
             person authorized to receive notice and communications
                    on behalf of the person filing statement)

                                    Copy to:
                                 ERIC B. AMSTUTZ
                     WYCHE, BURGESS, FREEMAN & PARHAM, P.A.
                               POST OFFICE BOX 728
                             44 EAST CAMPERDOWN WAY
                        GREENVILLE, SOUTH CAROLINA 29602
                                 (864) 242-8200

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Tropical Contact:    Michael Kagan                      Symbol:  TSIC
                     Executive Vice President &         Traded:  Nasdaq National
                     Chief Financial Officer                     Market
                     Tropical Sportswear Int'l Corporation
                     Tel: (813) 249-4900
                     Fax: (813) 249-4904

Duck Head Contact:   K. Scott Grassmyer                 Symbol:  DHA
                     Senior Vice President &            Traded:  AMEX
                     Chief Financial Officer
                     Duck Head Apparel Company, Inc.
                     Tel: (770) 867-3111
                     Fax: (770) 307-1800

                                                           FOR IMMEDIATE RELEASE

Tropical Sportswear to Acquire Duck Head Apparel

TAMPA, Florida, June 27, 2001 - Tropical Sportswear Int'l Corporation (NASDAQ:
TSIC) and Duck Head Apparel Company, Inc. (AMEX: DHA) today announced that they have entered into an agreement whereby Tropical Sportswear ("TSI") will acquire 100% of the common stock of Duck Head pursuant to a tender offer and subsequent merger. The offer is subject to the tender of a majority of the shares of Duck Head on a fully-diluted basis. Prior to July 25, 2001, the offer is also subject to a satisfactory due diligence review of Duck Head by TSI. The agreement provides that TSI will make a cash tender offer for 100% of the approximately
2.9 million issued and outstanding common shares of Duck Head at a price of $4.75 per share. Following completion of the tender offer, TSI expects to consummate a merger in which any remaining Duck Head shareholders would receive in cash the same price per share paid in the tender offer.

Giving effect to the exercise of outstanding stock options and issuance of incentive shares under existing programs, the value of Duck Head's common stock at $4.75 per share is approximately $16.0 million. In addition, at June 2, 2001, Duck Head had debt of approximately $4.8 million and cash balances of approximately $5.0 million. The transaction is expected to close in the third calendar quarter of 2001 (TSI's fourth fiscal quarter of 2001) and is subject to additional customary closing conditions.

The members of the board of directors of Duck Head unanimously support the agreement with TSI. The members of the board of directors of Duck Head, who together beneficially own approximately 40% of Duck Head's common stock on a fully-diluted basis, have agreed with TSI to tender all of their shares in the tender offer, have granted TSI irrevocable proxies to vote their shares against any competing proposals and have granted TSI options to acquire their shares at the tender offer price.

Duck Head produces men's and boy's casual sportswear products, including shirts, shorts and pants, which are marketed under its Duck Head(R) brand to leading apparel retailers and through its chain of 25 outlet retail stores. In addition, Duck Head licenses its Duck Head(R) brand to producers of other apparel and accessory products. For the year ending June 30, 2001, Duck Head management expects that Duck Head will report net sales of approximately $45 million.

"Duck Head offers an outstanding strategic fit for us," commented William W. Compton, Chairman and Chief Executive Officer of TSI. "Duck Head produces similar lines of pants and shorts which fit well within our operating blueprint. Duck Head also has a well-established complementary line of men's and boys' casual shirts, which we plan to expand through leveraging our extensive distribution channels. In addition, we have strong relationships with Duck Head's major customers and we see excellent opportunities to expand key wholesale and licensing programs."

Michael Kagan, TSI's Executive Vice President and Chief Financial Officer, commented "we expect that Duck Head's operations will be accretive to our earnings and cash flow for fiscal 2002. We plan to quickly consolidate Duck Head's distribution into our operations and do not anticipate any disruption to customer service." Mr. Kagan added, "we have received the approval of our banks to finance this transaction under our existing revolving credit facility."

After consummating the merger, TSI intends to continue Duck Head's pending efforts to sell its headquarters and distribution center in Winder, Georgia and will evaluate the consolidation of Duck Head's production facilities in Costa Rica into our existing network of contract manufacturers. In addition, TSI expects to retain selected management and operating personnel of Duck Head.

William V. Roberti, Chairman of the Board, President & Chief Executive Officer of Duck Head, commented "We see this combination as an opportunity to preserve and enhance the Duck Head(R) name, which has been a time-tested and time-honored brand since 1866. Those retailers and customers loyal to Duck Head(R) will be well served by the marketing and operating strengths that TSI will bring to this combined enterprise."

TSI markets and manufactures branded and private brand men's and women's casual and dress sportswear through all major retail distribution channels. Major owned brands include Savane(R), Farah(R), Bay to Bay(R), Flyers(TM), The Original Khaki Co.(R), Two Pepper(R), and Authentic Chino Casuals(R). Licensed brands include Bill Blass(R), John Henry(R), Van Heusen(R) and Victorinox(R). TSI distinguishes itself by providing major retailers with comprehensive brand management programs and uses advanced technology to provide retailers with customer, product and market analyses, apparel design, and merchandising consulting and inventory forecasting with a focus on return on investment.

Duck Head Apparel Company, Inc., which was spun-off as a separate public reporting company on June 30, 2000 by Delta Woodside Industries, Inc., is headquartered in Winder, Georgia, and manufactures and sells men's and boys' apparel under the Duck Head(R) brand. The company, which employs about 500 people, operates a distribution center in Winder, Georgia, a garment assembly plant in Costa Rica and 25 retail outlet stores primarily in the southeastern United States.

         This press release contains forward-looking statements, which are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. TSI and Duck Head caution that these statements represent current expectations of future events and involve certain risks and uncertainties that could cause actual results to differ materially from those anticipated in these forward-looking statements as a result of factors including, without limitation, conditions and contingencies in connection with the tender offer and merger, difficulties in integrating the operations of Duck Head with TSI, delays or other difficulties in implementing TSI's operating plans for Duck Head after the merger, the inability to achieve projected revenue and earnings in fiscal 2001; the inability to achieve cost savings related to recent reductions in staff; general economic conditions, including recession or other cyclical effects impacting our customers in the US or abroad; potential changes in demand in the retail market; the continued acceptance of TSI's and Duck Head's existing and new products by their major customers; the financial strength of TSI's and Duck Head's major customers; delays associated with the timing of introduction, shipment and acceptance of the Victorinox(R) apparel line; the ability of TSI to continue to use certain licensed trademarks and tradenames, including Victorinox(R), John Henry(R), Bill Blass(R), and Van Heusen(R); potential changes in price and availability of raw materials and global manufacturing costs and restrictions; increases in costs; and other risk factors listed from time to time in TSI's and Duck Head's reports (including their Annual Reports on Forms 10-K) filed with the Securities and Exchange Commission.

         This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Duck Head. The tender offer will be made pursuant to a tender offer statement and related materials. Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer when they become available because they will contain important information that should be read carefully before any decision is made with respect to the offer. The tender offer statement will be filed by TSI and its acquisition subsidiary, HB Acquisition Corp., with the Securities and Exchange Commission, and solicitations/recommendation statement will be filed by Duck Head with the Securities and Exchange Commission. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by TSI and Duck Head at the SEC's website, www.sec.gov or upon request.